[redacted]

10027863

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 41811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2010 by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

AMY FREEMAN
Commission # 1730009
Notary Public - California
Orange County
My Comm. Expires Mar 9, 2011

Signature of Notary Public

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC and subsidiary (the Company) as of December 31, 2009, and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the accompanying consolidated financial statements of the Company, member's capital as of December 31, 2008 has been restated to correct a misstatement in the Company's previously issued financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 24, 2010

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2009

Assets

Current assets:	
Cash and cash equivalents	$ 159,158,681
Distribution and servicing fees receivable	37,334,577
Receivable from affiliates	21,790,056
Prepaid expenses	1,846,934
Deferred sales charges	53,006,927
Other current assets	962,500
Total current assets	274,099,675
Deferred sales charges	618,946
Deferred compensation award	1,553,783
Fixed assets, net of accumulated depreciation of $538,725	2,937,560
Total assets	$ 279,209,964

Liabilities and Member's Capital

Current liabilities:	
Accounts payable and accrued expenses	$ 39,576,442
Accrued compensation	28,244,586
Commissions payable	50,794,207
Payable to affiliates	4,959,979
Other current liabilities	1,165,594
Total current liabilities	124,740,808
Other accrued compensation	5,347,844
Other noncurrent liabilities	503,962
Total liabilities	130,592,614
Member's capital	148,617,350
Total liabilities and member's capital	$ 279,209,964

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2009

Revenues:	
Servicing fees	$ 194,123,670
Distribution fees	112,536,095
Marketing service fees	209,608,681
Sales fees and other	22,162,578
Interest income	523,720
Total revenues	538,954,744
Expenses:	
Commissions	299,378,904
Compensation and benefits	99,172,356
Marketing and promotional	39,800,200
General and administrative	19,359,592
Professional	3,550,592
Occupancy and equipment	9,959,761
Insurance	246,339
Other, net	1,596,963
Total expenses	473,064,707
Net income	$ 65,890,037

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2009

Member's capital, beginning of year, as restated (note 2)	$	82,727,313
Net income		65,890,037
Member's capital, end of year	$	148,617,350

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 65,890,037
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation of fixed assets	319,075
Amortization of deferred sales charges	49,259,124
Deferred sales charge assets originated	(89,600,018)
Contingent deferred sales charges received	4,155,680
Change in:	
Distribution and servicing fees receivable	(15,118,458)
Receivable from affiliates	(9,854,819)
Prepaid expenses	(562,080)
Other current assets	(59,878)
Deferred compensation award	(929,617)
Accounts payable and accrued expenses	11,409,149
Accrued compensation	(384,004)
Commission payable	15,427,087
Payable to affiliates	115,679
Other current liabilities	785,707
Other accrued compensation	1,305,697
Other noncurrent liabilities	(781,417)
Net cash provided by operating activities	31,376,944
Cash flows from investing activity:	
Purchase of property and equipment	(3,095,422)
Net cash used in investing activity	(3,095,422)
Net increase in cash and cash equivalents	28,281,522
Cash and cash equivalents, beginning of year	130,877,159
Cash and cash equivalents, end of year	$ 159,158,681

See accompanying notes to consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Retail LLC (U.S. Retail), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). AGID is a registered broker/dealer with the Securities and Exchange Commission, and a futures commission merchant introducing broker with the Commodity Futures Trading Commission. AGID is a member of the Financial Industry Regulator Authority (FINRA) and the National Futures Association. As such, it serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include the PIMCO Funds and the Allianz Funds.

Allianz SE indirectly owns the majority interest of AllianzGI LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Restatement

Prior to 2009, the Company expensed sales commissions paid to independent brokers related to the distribution of Class C shares at the time of sale. However, U. S. generally accepted accounting principles requires that such upfront commissions be deferred and amortized over the period in which the related fees or contingent deferred sales charges are received from the fund or fund shareholders. Accordingly, the Company has corrected the accounting for upfront commissions on Class C shares to comply with U.S. generally accepted accounting principles.

As a result of this error, member's capital as of December 31, 2008 as previously reported in the Company's 2008 consolidated financial statements was understated by $16,120,154. Net loss for the year ended December 31, 2008 as previously reported of $9,466,968 was overstated by $7,742,922. The Company has restated its beginning member's capital and has reflected this adjustment in the consolidated statement of changes in member's capital as follows:

Member's capital, beginning of year, as previously reported	$	66,607,159
Adjustment to correct the deferred sales charge asset at December 31, 2008		16,120,154
Member's capital, beginning of year, as restated		82,727,313

This adjustment had no impact on the reported balance of net capital for regulatory purposes.

(3) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of AGID and its wholly owned subsidiary, Allianz Global Investors Advertising Agency, Inc. (AGI Advertising). AGI Advertising was formed in 1997 for the purpose of providing advertising services to AGID. All significant intercompany items have been eliminated in consolidation.

(b) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions, nonaffiliated money market funds, and certificates of deposits, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(c) Depreciation and Amortization of Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation of office equipment, furniture, and fixtures is computed on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses of AGID are the responsibility of the member of AGID and are included in the tax returns of the member of AGID.

Management has analyzed the Company's uncertain tax positions, which meet the threshold of "more likely than not" to be sustained upon challenge by the taxing authority, and identified no uncertain tax positions that require recognition and measurement within the consolidated financial statements. The Company does not believe that a significant change will occur within the coming year as to its uncertain tax positions.

The Company's filed income tax returns remain open to examination for tax years 2006 through 2008 for federal taxes, and 2005 through 2008 for state taxes.

(e) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(Continued)

(f) ***Marketing Service Fees***

AGID and Allianz Global Investors Fund Management LLC (AGIFM), a wholly owned subsidiary of U.S. Retail, have a marketing services agreement whereby AGIFM compensates AGID for the acquisition of new assets under management. Marketing servicing fees are recognized as revenue by the Company as the services are performed.

(g) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(h) ***Deferred Sales Charges***

Sales commissions paid to independent brokers and other investment advisers in connection with the sale of shares of our affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges, generally over 12 months to five years, depending on the share class.

(i) ***Impairment of Long-Lived Assets***

AGID reviews its office equipment, furniture, fixtures, leasehold improvements, and deferred sales charge assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2009.

(j) ***Use of Estimates***

The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Such estimates include the valuation of distribution and servicing fees receivable, capitalized deferred sales charge assets, performance measurements under certain compensation arrangements and receivables from affiliates. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

(Continued)

(k) *Fair Value of Financial Instruments*

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(4) Fixed Assets

The major classifications of fixed assets at December 31, 2009 are as follows:

Computer equipment	$	2,584,135
Software under development		748,119
Telecommunication equipment		104,257
Furniture and fixtures		29,220
Technical equipment		10,554
Total fixed assets		3,476,285
Less accumulated depreciation		538,725
	$	2,937,560

The Company recorded depreciation expense of $319,075 for the year ended December 31, 2009.

(5) Revenues

Pursuant to the distribution agreements with the various proprietary funds, including the Allianz Funds and PIMCO Funds (collectively, the Funds), AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class B, C, and R shares of the Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, B, C, D, and R shares of the Funds, except for the Class A and C shares of the money market funds, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of the Class A shares of the Funds.

(6) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 4% for Allianz Funds and 3% for PIMCO Funds for Class B shares and 1% for Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts.

Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Funds.

In connection with the distribution of the Class B and C shares, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales. The contingent deferred sales charges are collected on certain early redemptions of such shares (as defined), unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount which was invested. The contingent deferred sales charge rate on Class B shares for Allianz Funds range from 5% of the net asset value per shares in the first year following the share purchase to 1% in the eighth year following the share purchase and for PIMCO Funds range from 3.50% of the net asset value per shares in the first year following the share purchase to 0.50% in the sixth year following the share purchase. As of November 1, 2009, B Shares were no longer available for sale. Class C shares are also charged a contingent deferred sales charge of 1% if redeemed during the first year following purchase for both the Allianz and PIMCO funds.

Contingent deferred sales charges may also be received on the redemption of Class A at 1% of the net asset value of the redeemed shares, if the redemption exceeds certain thresholds.

(7) Related-Party Transactions

AGID reimburses AllinazGI LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2009 were $6,929,188, which are included in general and administrative expenses in the accompanying consolidated statement of operations. AGID incurred $3,604,928 in rental expense for the year ended December 31, 2009, which was allocated from AllianzGI LP based upon square footage. Other occupancy and equipment costs allocated to AGID totaled $4,496,868 for the year ended December 31, 2009. These amounts are included in occupancy and equipment in the accompanying consolidated statement of operations. The payable to affiliates includes a liability to be paid to AllianzGI LP in connection with these services and payables to other affiliates that have arisen in the ordinary course of business transactions, totaling $4,959,979.

AGID earned $202,567,992 of marketing service fees from AGIFM and $7,040,689 from other affiliates during 2009.

On a monthly basis, AGID sold to AGIFM at book value the then-existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated $10,471,144 during 2009. No gain or loss was recognized on the consolidated statement of operations for the sale.

(8) Benefit Plans

AllianzGI LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are

generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. AGID matches and contributes an amount equal to the first 5% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $1,983,396. Under the Plan AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense incurred in 2009 by AGID related to discretionary contributions was $3,118,020. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $10,305,121 for the year ended December 31, 2009 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI has a long-term incentive plan to reward certain key employees for the AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $2,169,287 for the year ended December 31, 2009 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP had a key position holder long-term incentive plan (KEEPA) for certain key employees. Participants could defer a portion of their bonus and profit sharing payments into a cash account, which increased or decreased depending on the level of operating earnings achieved during the three-year period of 2006 to 2008. There was also an additional 20% premium on the deferral that vested over the three-year period. During 2009, the employee's deferral and premium were paid out. Total expense under this plan was reduced by $88,366 for the year ended December 31, 2009 due to the decline in operating earnings and is included in compensation and benefits in the accompanying consolidated statement of operations.

Starting in 2009, certain employees of the Company were granted Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU) from Allianz SE. A SAR constitutes the right to the cash payout of the difference between the price of Allianz SE stock at the time of exercise and the grant price of the SAR. Participants can exercise a SAR at the beginning of the third year and up until the end of the seventh year. The RSU constitutes the right to a cash or stock payout of the value of one share of Allianz SE stock at the time of exercise. The RSU vests after five years when the Company uniformly exercises them for all key employees. These awards are anticipated to be settled in cash, therefore the value of these awards are calculated at the end of year period. The liability associated with these plans of $53,496 is included in other accrued compensation. The Company recognized an increase in compensation expense related to the

plan during the year ended December 31, 2009 of $52,642, which is included in the compensation and benefits section in the accompanying consolidated statements of operations.

During 2009, certain AGID employees were granted deferred awards totaling $650,000, which was contributed to the deferred compensation plan sponsored by AllianzGI LP. The awards are being amortized over a period of three to five years based upon the vesting requirements under the grant. Amounts amortized under the plan for the year ended December 31, 2009 totaled $355,882 and are included in compensation and benefits in the accompanying consolidated statement of operations.

(9) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's consolidated financial statements or business. The Company expenses related legal fees as incurred.

(10) Commitments

AGID leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Years ending December 31:		
2010	$	612,727
Total payments		612,727
Less sublease		(210,018)
Net payments	$	402,709

At December 31, 2009, AGID had a deferred rent liability of $503,962 that is included in other noncurrent liabilities in the consolidated statement of financial condition.

(11) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. AGID is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires AGID to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. At December 31, 2009, AGID had net capital of $28,024,917 for regulatory purposes, which was $19,318,738 in excess of its required net capital of $8,706,179. AGID's net capital ratio was 4.66-to-1.

(Continued)

(12) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 24, 2010, the date the financial statements were issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

Schedule 1

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission and
Regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2009

Net capital:		
Member's capital	$	148,617,350
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		21,790,056
Net fixed assets		2,937,560
Other nonallowable assets		95,323,667
		120,051,283
Net capital before haircuts on securities positions and other deductions		28,566,067
Haircuts on securities:		
Money market funds		41,150
Other deductions		500,000
Net capital	$	28,024,917
Computation of basic net capital requirement:		
Aggregate indebtedness	$	130,592,614
Ratio of aggregate indebtedness to net capital		4.66-to-1
Minimum net capital required (the greater of $45,000 or 6-2/3% of aggregate indebtedness)		8,706,179
Excess net capital		19,318,738

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2009 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 27, 2010 does not materially differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying report of independent registered public accounting firm.

Schedule 2

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Exemption is claimed under Section K(2)(i) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Managing Member
Allianz Global Investors Distributors LLC.:

In planning and performing our audit of the consolidated financial statements of Allianz Global Investors Distributors LLC and subsidiary (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, management identified the following deficiency in internal control that was considered to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Allianz Global Distributors LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

> A material weakness was identified by management in the Company's monitoring and control activities which did not revise, on a timely basis, accounting policies and procedures necessary to properly record certain sales commissions. Specifically, management responsible for implementing accounting policies and procedures to account for upfront sales commissions, did not revise, on a timely basis, the accounting policy to capitalize sales charges made on the distribution of Class C shares of its affiliated mutual funds and amortize the cost over the period in which the fees from the fund or fund shareholders are expected to be received, in accordance with U.S. generally accepted accounting principles. This error in accounting became material in 2008 and resulted in the restatement of the Company's consolidated member's capital as of December 31, 2008 which was corrected within the consolidated financial statements as of December 31, 2009.
>
> Corrective action has been taken to monitor the need to revise accounting policies and procedures as necessary for changes in the business and economic factors affecting the Company and to apply greater precision to account fluctuation analyses during the financial statement review process. This error had no impact on regulatory net capital.

KPMG

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2010

KPMG

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

(SEC Identification No. 8-41811)

Consolidated Financial Statements and Supplementary Information

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.